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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                           World Commerce Online, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98144Q10
        -----------------------------------------------------------------
                                 (CUSIP Number)

                              Juan Carlos Campuzano
                      Interprise Technology Partners, L.P.
                       1001 Brickell Bay Drive, 30th Floor
                              Miami, Florida 33131
                                 (305) 374-6808
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(d), 240.13d-(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  1  of  10 Pages
------------------------                           ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Interprise Technology Partners, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]



--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 53,270,388
      REPORTING         --------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,270,388
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,270,388
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  2  of  10 Pages
------------------------                           ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Miller Technology Management, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 53,270,388
      REPORTING         --------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,270,388
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,270,388
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  3  of  10 Pages
------------------------                           ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MTM I, LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 53,270,388
      REPORTING         --------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,270,388
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,270,388
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  4  of  10 Pages
------------------------                           ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edmund R. Miller

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               10,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 54,344,038
      REPORTING         --------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              10,000
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              54,344,038
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        54,354,038
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  5  of  10 Pages
------------------------                           ----------------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David R. Parker

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               369,247
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 53,270,388
      REPORTING         --------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              369,247
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              53,270,388
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        53,639,635
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  6  of  10 Pages
------------------------                           ----------------------------


              This Amendment No. 4 to Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of World Commerce Online, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by each of the following persons: (1) Interprise Technology Partners, L.P., a Delaware limited partnership ("ITP"), by virtue of its direct beneficial ownership of the Issuer's Common Stock; (2) Miller Technology Management, L.P., a Delaware limited partnership ("Miller Technology"), as the sole general partner of ITP;
(3) MTM I, LLC, a Delaware limited liability company ("MTM"), as the sole general partner of Miller Technology; (4) Edmund R. Miller, an individual, as a managing member of MTM; and (5) David R. Parker, an individual, as a managing member of MTM. Messrs. Miller and Parker constitute all of the managing members of MTM. This Amendment No. 4 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on February 26, 2001, and was most recently amended on June 12, 2001 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 4        PURPOSE OF TRANSACTION

              Item 4 hereby is amended to add the following information:

              All of the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, the Series B Warrant, the New Warrants, the Amendment Warrants, the July Warrant and the Warrants (collectively, the "Stock") beneficially owned by the Reporting Persons were acquired for investment purposes. Although the Reporting Persons currently hold the Stock for investment purposes, based on the Issuer's filing of a voluntary petition for reorganization under Chapter 11 of Title 11, 11 U.S.C Sections 101-1330, as amended, with the United States Bankruptcy Court, Middle District of Florida, Orlando Division, Case Number 01-08116-6B1, the Reporting Persons may pursue plans or proposals with the Issuer which would relate to or result in, among other things, stock repurchases, changes in strategic direction, management changes, sales of assets, a recapitalization, merger, reorganization or liquidation involving the Issuer or a termination of registration of securities of the Issuer.

ITEM 5        INTEREST IN SECURITIES OF THE ISSUER

              Item 5 hereby is amended to add the following information:

              (a)    (i)    Interprise Technology Partners, L.P., Miller
Technology Management, L.P. and MTM I, LLC. Each of ITP, Miller Technology and MTM is the beneficial owner of 53,270,388 shares of Common Stock consisting of
(1) 17,000,000 shares of Common Stock, (2) 25,000,000 shares of Common Stock issuable upon the conversion of 2,500,000 shares of Series A Preferred Stock held by ITP into Common Stock, (3) 1,712,327 shares of Common Stock issuable upon the conversion of 1,250,000 shares of Series B Preferred Stock held by ITP into Common Stock, (4) 150,685 shares of Common Stock issuable upon the conversion of 110,000 shares of Series B Preferred Stock issuable upon the exercise of the Series B Warrant to purchase 110,000 shares of Series B Preferred Stock held by ITP, (5) 9,126,376 shares of Common Stock issuable upon the exercise of the ITP Warrants, the ITP Amendment Warrants and certain of the Warrants, and (6) 281,000 shares of Common Stock pledged to ITP by its owner (an employee of the Issuer) as security for a loan, as discussed in Item 6 below. Because MTM is the sole general partner of Miller Technology and Miller Technology is the sole general partner of ITP, each of Miller Technology and MTM also beneficially owns these shares. The Common Stock beneficially owned

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  7  of  10 Pages
------------------------                           ----------------------------


by ITP, Miller Technology and MTM represents approximately 56.5% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

                     (ii) Edmund R. Miller. Mr. Miller is the beneficial owner of 54,354,038 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Miller is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Miller, (3) 23,650 shares of Common Stock that are indirectly beneficially owned by Mr. Miller as the sole stockholder, director and executive officer of Southeast Investments International, Ltd. ("Southeast Investments"), an entity that directly beneficially owns those shares, and (4) 1,050,000 shares of Common Stock issuable upon the exercise of warrants that are indirectly beneficially owned by Mr. Miller as the President of Miller Capital Management, Inc., an entity that directly beneficially owns those shares. The Common Stock beneficially owned by Mr. Miller represents approximately 57.7% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

                     (iii) David R. Parker. Mr. Parker is the beneficial owner of 53,639,635 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Parker is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Parker, (3) 34,247 shares of Common Stock issuable upon the conversion of 25,000 shares of Series B Preferred Stock held by Mr. Parker into Common Stock, and (4) 325,000 shares of Common Stock issuable upon the exercise of the Parker Warrants and the Parker Amendment Warrant. The Common Stock beneficially owned by Mr. Parker represents approximately 56.9% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1)).

(b)           (i)    Interprise Technology Partners, L.P. ITP shares with the
other Reporting Persons voting and dispositive power over 53,270,388 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                     (ii) Miller Technology Management, L.P. Miller Technology shares with the other Reporting Persons voting and dispositive power over 53,270,388 shares of Common Stock. There are no shares of Common Stock over which Miller Technology has sole voting or dispositive power.

                     (iii) MTM I, LLC. MTM shares with the other Reporting Persons voting and dispositive power over 53,270,388 shares of Common Stock. There are no shares of Common Stock over which MTM I, LLC has sole voting or dispositive power.

                     (iv) Edmund R. Miller. Mr. Miller shares with the other Reporting Persons voting and dispositive power over 53,270,388 shares of Common Stock and, with Southeast Investments voting and dispositive power over 23,650 shares of Common Stock and with Miller Capital Management, Inc. voting and dispositive power over 1,050,000 shares of Common Stock. Mr. Miller has sole voting and dispositive power over 10,000 shares of Common Stock.

(c)           On July 19, 2001, ITP made a loan to the Issuer totaling $290,000.
In connection with this loan, the Issuer issued to ITP a warrant (the "July Warrant") giving ITP the right to purchase up to 290,000 shares of Common Stock at an exercise price of $0.20 per share, subject to adjustment in certain circumstances as provided therein. The terms and conditions of the July Warrant are the same as those in the New Warrants and the July Warrant is also immediately exercisable upon issuance. Accordingly, ITP is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of 290,000 shares of Common

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  8  of  10 Pages
------------------------                           ----------------------------


Stock issuable pursuant to the July Warrant. The ownership of the July Warrant is reflected in the numbers set forth above.

       Except as reported in this statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 7        MATERIAL TO BE FILED AS EXHIBITS

              Item 7 is being amended to add the following exhibit:

Exhibit                             Description

13. Joint Filing Agreement, dated August 21, 2001, among Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Edmund R. Miller and David R. Parker.

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  9  of  10 Pages
------------------------                           ----------------------------


                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 21, 2001                   Interprise Technology Partners, L.P.
                                        By: Miller Technology Management, L.P.,
                                            its General Partner
                                            By: MTM I, LLC, its General Partner

                                                  /S/ J.C. CAMPUZANO
                                        ----------------------------------------
                                        David R. Parker, Managing Member
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact


Date: August 21, 2001                   Miller Technology Management, L.P.
                                        By:  MTM I, LLC, its General Partner

                                                  /S/ J.C. CAMPUZANO
                                        ----------------------------------------
                                        David R. Parker, Managing Member
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

Date: August 21, 2001                   MTM I, LLC

                                                  /S/ J.C. CAMPUZANO
                                        ----------------------------------------
                                        David R. Parker, Managing Member
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

                                                  /S/ J.C. CAMPUZANO
                                        ----------------------------------------
Date: August 21, 2001                   Edmund R. Miller
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

                                                  /S/ J.C. CAMPUZANO
                                        ----------------------------------------
Date: August 21, 2001                   David R. Parker
                                        By:  Juan Carlos Campuzano
                                             Attorney-in-fact

                                 SCHEDULE 13D/A

------------------------                           ----------------------------
CUSIP No.  98144Q10                                Page  10  of  10 Pages
------------------------                           ----------------------------


                                  EXHIBIT INDEX

              The Exhibit Index is being amended to add the following exhibit:

Exhibit                            Description

13. Joint Filing Agreement, dated August 21, 2001, among Interprise Technology Partners, L.P., Miller Technology Management, L.P., MTM I, LLC, Edmund R. Miller and David R. Parker.